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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69692

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Farvahar Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

375 County Road, Suite 220
(No. and Street)

Palm Beach	FL	33480
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave. Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004		1839	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Farvahar Capital LLC _____, as of December 31 _____, 2025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _J. Clarke Gray_

Title:
CFO _____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☒ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FARVAHAR CAPITAL LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2025
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
CONFIDENTIAL TREATMENT REQUESTED

FARVAHAR CAPITAL LLC
CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130 Maitland, FL 32751	*Certified Public Accountants* Email: pam@ohabco.com	Telephone 407-740-7311 Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Farvahar Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Farvahar Capital LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Farvahar Capital LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Farvahar Capital LLC management. Our responsibility is to express an opinion on Farvahar Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Farvahar Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 olf the Securities And Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Farvahar Capital LLC's financial statements. The supplemental information is the responsibility of Farvahar Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 olf the Securities And Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Farvahar Capital LLC's auditor since 2022.

Maitland, Florida

March 7, 2026

FARVAHAR CAPITAL LLC
Statement of Financial Condition
December 31, 2025

ASSETS:

Cash $ 10,153,180

TOTAL ASSETS $ 10,153,180

LIABILITIES AND MEMBER'S EQUITY:

LIABILITIES:

Accounts payable and accrued expenses $ 50,953

Deferred revenue   1,250,000

TOTAL LIABILITIES   1,300,953
50,953

Member's Equity   8,852,227

TOTAL LIABILITIES AND MEMBER'S EQUITY $10,153,180

See notes to financial statements.

FARVAHAR CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2025

REVENUE		
Finder fees	$	7,368,874
Advisory & consulting fees		3,300,000
Administrative fees		70,000
Total revenue		10,738,874
EXPENSES		
Commissions		4,115,685
Professional fees		45,516
Regulatory		79,141
Other		782
Total Expenses		4,241,124
Net Income	$	6,497,750

See notes to financial statements.

FARVAHAR CAPITAL LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance at January 1, 2025	$ 2,354,477
Net income	6,497,750
Balance at December 31, 2025	$ 8,852,227

4

FARVAHAR CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:	
Net income	$6,497,750
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating liabilities:	
Increase(decrease) in operating liabilities:	
Accounts payable and accrued expenses	25,953
Deferred revenue	1,240,000
Net cash provided by operating activities	$ 7,763,703
Net increase in cash	7,763,703
Cash at January 1, 2025	2,389,477
Cash at December 31, 2025	$ 10,153,180

Supplemental Disclosure:
Cash paid for interest $0
Cash paid for taxes $0

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Farvahar Capital LLC (CRD# 281901) ("Farvahar" or the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Company ("SIPC"). It was originally approved as a broker dealer under its former name on 2/18/2016 and its LLC was originally formed as a Delaware LLC on 8/11/2015. The broker dealer entity was acquired by Sole member Omeed Malik Advisors LLC and was renamed to Farvahar Capital LLC on January 10, 2019 The Company advises its customers in raising capital through its distribution channels and commercial operations

The Company does not hold customer funds or securities and accordingly, is not subject to the provisions of Rule 15c3-3. Under these conditions the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company generates fee revenue for advising its clients on capital raising and on the private placement of the capital. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine when performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; rewards of ownership have been transferred to/from the customer and whether

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies(continued)**</u>

<u>Revenue Recognition (continued)</u>

constraints on variable consideration should be applied due to uncertain future events. Management believes that the performance obligation is satisfied on the closing date of a placement of securities because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. If retainers or other fees are received from customers before revenue is recognized the Company will record a contract liability until the revenue can be recognized. The Company's services that fall within the scope of ASC 606 are presented within the Revenue section of the Statement of Operations and are recognized as fee revenue as the Company satisfies its obligation to the customer. However, advisory fees for certain contracts are recognized over time as obligations are simultaneously provided by the Company and consumed by the customer as services are provided. The Company identifies the specific performance obligation associated with the contract with the customer and determines when that specific performance obligation has been satisfied, based on achievement of milestones and/or a time elapsed measure of progress. In certain transactions the performance obligation is considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be recognized upon completion of the performance obligation.

Administrative fees: The Company received fees for non-securities administrative services including technology and consulting. Revenue is recognized and performance obligations are satisfied as services are completed.

Advisory & consulting fees: The Company received advisory and consulting fees pursuant to agreements in which it provides business advisory and consulting on mergers and acquisitions and other strategic advice, for which revenue is recognized as performance obligations are satisfied. The Company deferred $1,250,000 in revenue received for which performance obligations were not completed. None of this related to prior years.

Finder's fees: The Company provided finder's services related to mergers and acquisitions. Revenue for finder's fees is generally recognized at the point in time that the service under the agreement is completed (closing date of the transaction) or the contract is cancelled.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies(continued)**

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less at the time of purchase. The Company did not have any cash equivalents at December 31, 2025.

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation. At December 31, 2025 the Company exceeded federally insured limits by $9,903,180.

Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identifies fees receivable from revenue the Company generates for advising clients on capital raising and on the private placement of capital.

The Company did not have any accounts receivable at December 31, 2024 and 2025.

Note 2 - **Net Capital Requirements**

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $8,852,227, which was $8,752,227 in excess of its net capital requirement of $100,000. The percentage of aggregate indebtedness to net capital is 14.70%.

Note 3   -   Income Taxes

The Company is a single-member limited liability company. The Company is considered to be a disregarded entity for tax reporting purposes and is not subject to federal and state income taxes and does not file income tax returns in any jurisdiction. All items of taxable income or expense are reported on the member's tax return.

The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2025.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

Note 4   -   Related Party Transactions

The Company has entered into an expense sharing agreement (the "Agreement") with its Parent as of January 10, 2019 whereby certain expenses related to the business of the Company will be borne by the Parent as follows: rent, telephone, and travel. All other expenses related to the business will be borne by the Company. The Agreement shall be terminated upon the cessation of the Company's commercial operations. In accordance with the Agreement, the Company does not have an obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company.

For the year ended December 31, 2025, the Parent did not charge anything on behalf of the Company related to those expenses including rent. For the year ended December 31, 2025, the Company had a zero balance with the Parent.

Note 5   -   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital business. The Company has identified the Company' CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2) , which is not a measure of profit and loss, to make operational

Note 5   -   Segment Reporting(continued)

decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the nature of business and summary of significant accounting policies

Note 6   -   Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

There are no commitments or contingencies as of December 31, 2025.

Note 7   -   Subsequent Events

Management has evaluated the Company's events and transactions through the date the financial statements were available to be issued. The Company has determined that no subsequent events or transactions occurred during that period requiring recognition or disclosure.

FARVAHAR CAPITAL LLC
Supplemental Information
Schedule I
Computation of Net Capital Under Rule 15c3-1
Of the Securities And Exchange Commission
December 31, 2025

Computation of Net Capital

Total member's equity qualified for net capital	$8,852,227
Total deductions and/or charges	-
Net capital before haircuts on securities	8,852,227
Haircuts on securities	-
Net Capital	$ 8,852,227

Computation of basic net capital requirement
Minimum net capital required (greater of $100,000 or
6.67% of aggregate indebtedness) $ 100,000

Net capital in excess of minimum requirement $8,752,227

Aggregate indebtedness:
Accounts payable and accrued expenses $1,300,953
                                                                    $1,300,953

Percentage of aggregate indebtedness to net capital   14.70%

Net Capital as reported in unaudited Form X-17A-5 Part II filing	$10,102,277
Increase in deferred revenue	(1,250,000)
Net Capital as revised and reflected above	$ 8,852,277

FARVAHAR CAPITAL LLC
Supplemental Information
Schedule II
Supplemental Information Schedule II-Computation for Determination of Reserve
Requirements and Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

The Company may file an Exemption Report because the Company's business activities are limited to providing advice on capital raising and on the private placement of capital, and the Company does not hold customers' cash or securities and, therefore has no obligations under Securities and Exchange Commission Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130
Maitland. FL 32751 | *Certified Public Accountants*
Email: pam@ohabco.com | Telephone 407-740-7311
Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Farvahar Capital LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Farvahar Capital LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements and effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Farvahar Capital LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Farvahar Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 7, 2026

13

FARVAHAR CAPITAL LLC

February 10, 2026

Securities and 14, 2023 Exchange Committee
100 F Street, NE
Washington, DC 20549

To whom it may concern:

Farvahar Capital LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placements and (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, J. Clarke Gray, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Regards,

J. Clarke Gray

Chief Financial Officer
February 10, 2026

14